ChemoCentryx, Inc.

850 Maude Avenue

Mountain View, CA 94043

May 15, 2019

VIA EDGAR

Mr. Jeffrey Gabor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4546

Washington, D.C. 20549

Re:	ChemoCentryx, Inc.
Registration Statement on Form S-3
Filed May 7, 2019
File No. 333-231257

Dear Mr. Gabor:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of ChemoCentryx, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Friday, May 17, 2019, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Michael E. Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

Very truly yours, CHEMOCENTRYX, INC.

By:	/s/ Thomas J. Schall, Ph.D.
Thomas J. Schall, Ph.D. President and Chief Executive Officer

cc:	Michael E. Sullivan, Esq., Latham & Watkins LLP

Denis J. Griffin, Esq., Latham & Watkins LLP